UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Dunkin’ Brands Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

265504100
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [x]            Rule 13d-1(b)
 [  ]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,851,161 shares (see Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,851,161 shares (see Item 4 below)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,851,161 shares (see Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4 below)
12	Type of Reporting Person (See Instructions) FI

1	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,851,161 shares (see Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,851,161 shares (see Item 4 below)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,851,161 shares (see Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4 below)
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. TYBOURNE KESARI LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,851,161 shares (see Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,851,161 shares (see Item 4 below)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,851,161 shares (see Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4 below)
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. VISWANATHAN KRISHNAN
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,851,161 shares (see Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,851,161 shares (see Item 4 below)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,851,161 shares (see Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.2% (see Item 4 below)
12	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13G
Item 1

(a)	Name of Issuer
Dunkin’ Brands Group, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
130 Royall Street Canton, Massachusetts 02021

Item 2

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Tybourne Capital Management (HK) Limited (“Tybourne HK”);
ii) Tybourne Capital Management Limited (“Tybourne Cayman”);
iii) Tybourne Kesari Limited (“Tybourne Kesari”); and
iv) Viswanathan Krishnan (“Mr. Krishnan”)

This statement relates to securities held for the account of Tybourne Equity Master Fund (“Tybourne Master Fund”).  Tybourne HK serves as the investment advisor to Tybourne Master Fund.  Tybourne Cayman serves as the manager to Tybourne Master Fund and the parent of Tybourne HK.  Tybourne Kesari is the parent of Tybourne Cayman.  Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari.  In such capacities, Tybourne HK, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan may be deemed to have voting and dispositive power over securities held for the Tybourne Master Fund.  Each of the Reporting Persons disclaims beneficial ownership of such securities, except to the extent of its or his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Tybourne HK and Mr. Krishnan is 2302 Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.  The address of the registered office of each Tybourne Cayman and Tybourne Kesari is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(c)	Citizenship

i) Tybourne HK is a company incorporated in Hong Kong with limited liability;

ii) Tybourne Cayman is a company incorporated in the Cayman Islands with limited liability;

iii) Tybourne Kesari is organized in the Cayman Islands; and

iv) Mr. Krishnan is a citizen of the United Kingdom.

(d)	Title of Class of Securities
Common Stock, par value $0.001 per share (“the Shares”)
(e)	CUSIP Number
265504100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned
Each of the Reporting Persons may be deemed the beneficial owner of 4,851,161 Shares. All Shares are held for the account of Tybourne Master Fund.

Item 4(b)	Percent of Class

Each of the Reporting Persons may be deemed the beneficial owner of approximately 5.2% of Shares outstanding. (There were 92,639,560Shares outstanding as of November 2, 2015, , according to the Issuer’s Quarterly Report on Form 10-Q, filed November  4, 2015.)

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
0 shares
(ii)	shared power to vote or to direct the vote
4,851,161 shares
(iii)	sole power to dispose or to direct the disposition of
0 shares
(iv)	shared power to dispose or to direct the disposition of
4,851,161 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

See disclosure in Item 2 and 4 hereof.  Tybourne Master Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that many be deemed to be beneficially owned by the Reporting Persons.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See disclosure in Item 2 hereof.
Item 8	Identification and Classification of Members of the Group
This Item 8 is not applicable.
Item 9	Notice of Dissolution of Group
This Item 9 is not applicable.
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit
99.1	Joint Filing Agreement, executed by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2016

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
By: /s/ Catherine Cheung
Catherine Cheung, Chief Financial Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED
By: Tybourne Kesari Limited, its Parent
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

VISWANATHAN KRISHNAN
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Individually